                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                                LIVEPERSON, INC.

                                (NAME OF ISSUER)

                           Common Stock $.001 par value

                         (TITLE OF CLASS OF SECURITIES)


                                    538146101

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           153 East 53rd Street, 55th Floor
                            New York, New York 10022
                                212-521-0975

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  March 1, 2003


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 8 pages)

CUSIP No. 538146101                  13D/A                  Page 2 of 8 Pages


------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

------------------------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   SOURCES OF FUNDS

     OO
------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        1,787,846
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     1,775,446
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,787,846

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       5.3%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     OO
------------------------------------------------------------------------------

			  (Page 2 of 8 Pages)

CUSIP No. 538146101                  13D/A                  Page 3 of 8 Pages


------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul D. Sonkin
     IRS No. ###-##-####
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

------------------------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   SOURCES OF FUNDS

     PF
------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        1,787,846
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER      12,400
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,787,846

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       5.3%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

			  (Page 3 of 8 Pages)

CUSIP No. 538146101                  13D/A                 Page 4 of 8 Pages



  AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated March 7, 2003 to Schedule 13D is filed by the Reporting Persons and amends the Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on November 12, 2002,relating to the common stock, $.001 par value (the "Common Stock") of LIVEPERSON, INC., a New York Corporation.

Items 2, 3 and 5 and Exhibit A of the Schedule 13D are hereby amended and restated, as follows:


ITEM 2 IDENTITY AND BACKGROUND

	a. The persons filing this statement are Hummingbird Management, LLC (" Hummingbird"), and Paul D. Sonkin, collectively referred to together as "Reporting Persons."

        b. Hummingbird Management, LLC (f/k/a Morningside Value Investors,
LLC), is a Delaware limited liability company("Hummingbird"), whose principal business and principal office address is 153 East 53rd Street,55th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") and to The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund") and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF and Microcap Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended
("Rule 13d-3"), to be the beneficial owner of the Shares owned by HVF and Microcap Fund. The managing member of Hummingbird is Paul Sonkin.
Mr. Sonkin is also the managing member of HVF Capital (f/k/a Morningside Capital, LLC) ("HVF Capital"), the general partner of HVF and Microcap Fund.

         Both HVF and Microcap Fund are Delaware limited partnerships whose principal business and principal office address is 153 East 53rd Street,55th Floor, New York, New York 10022 and whose principal business is investing in securities inorder to achieve its investment objectives. Mr. Sonkin is a citizen of the United States and HVF Capital is a Delaware limited liability company. The principal business and principal office address of both Mr. Sonkin and HVF Capital is 153 East 53rd Street, 55th Floor, New York,
New York 10022.

         During the past five years none of Hummingbird, HVF, Microcap Fund, Mr. Sonkin or HVF Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

	c. Arthur T. Williams, III, is no longer a member of the group as of March 1, 2003.

			  (Page 4 of 8 Pages)

CUSIP No. 538146101                13D/A                   Page 5 of 8 Pages

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of March 7,2003 Hummingbird has caused each of HVF and Microcap Fund to invest approximately $701,766 and $361,765, respectively, in the Shares of the Issuer using their respective working capital. Sonkin has invested $5,407 in Shares of the issuer using Personal Funds.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	(a) The Reporting Persons aggregately beneficially own 1,787,846, or 5.3% of the Common Stock of the Issuer, based upon 34,037,131 shares outstanding as of November 8, 2002, as reported on the latest 10-Q of the Issuer.

	(b) Hummingbird has shared voting power over 1,787,846 Shares of the Issuer.

	    Hummingbird has sole dispositive power over 1,775,446 Shares.
As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,775,446 Shares of the Issuer. Hummingbird disclaimsany economic interest or beneficial ownership of the Shares covered by this Statement.

			  (Page 5 of 8 Pages)

CUSIP No. 538146101                13D/A                   Page 6 of 8 Pages


            Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 1,775,446 Shares of the Issuer Mr. Sonkin disclaims any economic interest or beneficial ownership of these Shares.

           Mr. Sonkin is also the owner of 12,400 Shares and has sole dispositive power over 12,400 Shares. He has shared voting power over 1,787,846 Shares.


         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
1/6/03		open market sale		45,000		1.050
1/7/03		open market sale	        10,000		1.150
2/14/03		open market purchase		 1,500		0.742
2/20/03		open market purchase		 1,500		0.737
2/24/03		open market purchase		 1,000		0.730
2/26/03		open market purchase		 5,000		0.700
3/4/03		open market purchase		 1,000		0.720
3/5/03		open market purchase		 3,000		0.714



               Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
1/6/03		open market sale		18,600		1.050
2/13/03		open market purchase 		15,100		0.756
2/14/03		open market purchase		 1,000		0.742
2/20/03		open market purchase		 1,500		0.737
3/5/03		open market purchase		   700		0.714


			  (Page 6 of 8 Pages)

CUSIP No. 538146101                13D/A                   Page 7 of 8 Pages




         (d)      Inapplicable.

         (e)      Inapplicable.




ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 7 regarding Joint Filing Agreement

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

	Exhibit A   Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: March 7, 2003

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member



			  (Page 7 of 8 Pages)

CUSIP No. 538146101                  13D/A                    Page 8 of 8 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT


     The Joint Filing Agreement between Hummingbird, Sonkin, and Arthur
T. Williams, III has amended of March 1, 2003. Williams is no longer as member of the group, as Paul D. Sonkin no longer has trading authority over Mr. Williams' account.

Dated: March 7, 2003


HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member